Form N-8F

I. General Identifying Information

1. Reason fund is applying to deregister (check *only* one; for descriptions, *see* Instruction 1 above):
   [ ] **Merger**
   [ ] **Liquidation**
   [X] **Abandonment of Registration**
   (Note: Abandonments of Registration answer *only* questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
   [ ] Election of status as **a Business Development Company**
   (Note: Business Development Companies answer *only* questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund: TRUE FUNDS

3. Securities and Exchange Commission File No.: 811-21588

4. Is this an initial Form N-8F or an amendment to a previously filed From N-8F?
   [X] Initial Application [] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code): 5455 Corporate Drive, Suite 204, Troy, Michigan 48098

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form: JoAnn M. Strasser, Thompson Hine, LLP, 312 Walnut Street, Cincinnati, OH 45202; (513) 352-6725.

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]: Scott Woosley, 5455 Corporate Drive, Suite 204, Troy, MI 48098
   NOTE: *Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.*

8. Classification of fund (check only one):
   [X] Management company;
   [ ] Unit investment trust; or
   [ ] Face-amount certificate company.

9. Subclassification if the fund is a management company (check only one):
   [X] Open-end [ ] Closed-end

10. State law which the fund was organized or formed (*e.g.*, Delaware, Massachusetts): Ohio

11. Provide the name and address of each investment adviser of the fund (including sub-advisors) during the last five years, even if the fund's contracts with those advisers have been terminated:

12. None. The Fund did not commence operations and no advisors agreement was executed Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

None. The applicant has never made a public offering of its securities

13. If the fund is a unit investment trust ("UIT") provide: N/A

(a) Depositor's name(s) and address(es):

(b) Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (*e.g.*, an insurance company separate account)?

[ ] Yes [X] No

If Yes, for each UIT state:

Name(s):

File No.: 811-______

Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes [ ] No

If Yes, state the date on which the board vote took place: 3/1/2006

If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ ] Yes [X] No

If Yes, state the date on which the shareholder vote took place:

If No, explain: The Fund is an Ohio business trust. The Fund's Declaration of Trust allows the Board of Trustees to terminate the Fund upon written notice to the shareholders. In addition, shares of the Fund were never issued.

I. Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[ ] Yes [ ] No

(a) If Yes, list the date(s) on which the fund made those distributions: ____________.

(b) Were the distributions made on the basis of net assets?

[ ] Yes [ ] No

(c) Were the distributions made *pro rata* based on share ownership?

[ ] Yes [ ] No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: The fund never had any assets.

(e) *Liquidations only:*

17. *Closed-end funds only:*
Has the fund issued senior securities?
[ ] Yes [ ] No
If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18. Has the fund distributed *all* of its assets to the fund's shareholders?
[ ] Yes [ ] No
If No,
(a) How many shareholders does the fund have as of the date of this form is filed? None.
(b) Describe the relationship of each remaining shareholders to the fund: N/A

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?
[ ] Yes [ ] No
If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

I. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed?
(See question 18 above)
[ ] Yes [ ] No
If Yes,
(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:
(b) Why has the fund retained the remaining assets?
(c) Will the remaining assets be invested in securities?
[ ] Yes [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?
[ ] Yes [ ] No
If Yes,
(a) Describe the type and amount of each debt or other liability:
(b) How does the fund intend to pay these outstanding debts or other liabilities?

VERIFICATION

The undersigned states (i) he or she has executed this Form N-8F application for an order

under section 8(f) of the Investment Company Act of 1940 on behalf of,	True______

(Name of Fund)

Funds	(ii) he or she is a Trustee of True Funds	, and
(Title)	(Name of Fund)

(iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

/S/Scott Woosley

Trustee